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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*
Encorium Group, Inc.
(Name of Issuer)

Common Stock, $0.001 per value
(Title of Class of Securities)

29257R 10 9
(CUSIP Number)
Richard D. Propper c/o Chardan Capital, LLC 402 West Broadway, Suite 2600 San Diego, CA 92101
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. Sec.240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. § § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29257R 10 9
1. Names of Reporting Persons. Richard D. Propper, M.D.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b) ☒	(See Item 5)

3. SEC Use Only

4. Source of Funds (See Instructions) PF (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 5,272,270 (See Item 5)
8. Shared Voting Power 0
9. Sole Dispositive Power 641,545(1)
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,272,270 (See Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13. Percent of Class Represented by Amount in Row (11) 25.3% *

14. Type of Reporting Person (See Instructions) IN

(1) Includes 2,500 shares held by Chardan Capital LLC. Dr. Propper exercises voting and investment power over such shares.

* The percentage in line 13 is calculated based on (i) the shares owned by the Reporting Person and shares as to which the Reporting Person exercises voting control with respect to certain matters, and (ii) the number of shares of Encorium Group, Inc. common stock outstanding as of March 31, 2008 as set forth in Encorium Group, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2008.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the “Shares”), of Encorium Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: One Glenhardie Corporate Center, 1275 Drummers Lane, Suite 100, Wayne, PA 19087.

This Schedule 13D relates to a series of Voting and Proxy Agreements (the “Voting Agreements”) entered into on July 14, 2008 between Richard D. Propper and the persons listed on Schedule I (the “Shareholders”) which grant Dr. Propper the ability to vote the shares of the Issuer held by the Shareholders in favor of a contemplated business combination between the Issuer and Fine Success Investments, Ltd. (“Linkcon”), a British Virgin Islands Company (the “Business Combination”), as more fully described in Item 4.

Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Dr. Propper has beneficial ownership of shares as a result of the power to vote such shares pursuant to the Voting Agreements described in Item 4 hereof.

Item 2. Identity and Background

(a) Name of Person Filing:	Richard D. Propper, M.D.

(b) Address of Principal Business Office:	625 Broadway, Suite 1111, San Diego, CA 92101

(c) Principal Occupation:	CEO of Chardan Capital, LLC

(d) Criminal Proceedings: in Past Five Years:	None

(e) Civil Securities Proceedings in Past Five Years:	None

(f) Citizenship:	United States

Item 3. Source and Amount of Funds or Other Consideration

All Shares acquired by Dr. Propper to date have been acquired with his personal funds. The Shares acquired by Chardan Capital LLC were acquired using its working capital.

Pursuant to the Voting Agreements described in Item 4 below, Dr. Propper may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below in Item 5). Dr. Propper has not paid any consideration to such stockholders in connection with the Voting Agreements.

Item 4. Purpose of Transaction

This Schedule 13D relates to the series of Voting Agreements entered into on July 14, 2008 between Dr. Propper and the Shareholders to grant Dr. Propper the ability to vote the shares of the Issuer held by the Shareholders with respect to a business combination between the Issuer and Fine Success Investments, Ltd., a British Virgin Islands Company ("Linkcon"). The Voting Agreements apply both to Shares currently held by the Shareholders and Shares that they acquire prior to the expiration of the Voting Agreement. The Voting Agreements permit the Shareholders to sell up to a total of 309,000 Shares (plus any additional Shares pursuant to cashless exercise provisions of outstanding stock options), in certain cases subject to specified market prices. The Voting Agreement with Sven-Erik Nilsson contains a put option, where Mr. Nilsson could require Chardan Capital to purchase $100,000 of Issuer Shares at a per share price equal to the closing market price on the date of exercise, as long as the closing price is at least $1.75.

The Shareholders have agreed to vote in favor of the Business Combination and against any proposal made in opposition to or in competition with the consummation of the Business Combination (a “Competing Proposal”). The Shareholders have also granted Dr. Propper a proxy to vote the Shares of the Shareholders in favor of the Business Combination and against a Competing Proposal. The Voting Agreements do not give Dr. Propper the right to vote on other matters, such as the election of directors.

The Voting Agreements will terminate the earlier of:

(i) if Chardan fails in its efforts to obtain debt financing for the Issuer in the amount of at least $5,000,000 for the closing of the Prologue transaction on terms consistent with those in the Term Sheet (as described in the Voting Agreements);
(ii) the majority of the Board of Directors of the Issuer does not vote in favor of the definitive agreements with respect to the Business Combination;
(iii) the Business Combination does not close on or prior to 180 days from the date of the Voting Agreements, provided, however, that if the parties to the Business Combination remain engaged in good faith efforts to effect the Business Combination, including, but not limited to, completion of a definitive proxy statement in connection with a vote by the Issuer’s stockholders on the Business Combination and the conduct of that meeting, then the Voting Agreement shall be extended;
(iv) Sixty days after the date that the Business Combination shall become effective in accordance with the terms and provisions of the definitive agreements relating to such Business Combination; or
(v) the date on which the definitive agreements with respect to the Business Combination shall be terminated in accordance with the terms thereof.

This summary of the Voting Agreements is qualified in its entirety by reference to the Voting Agreements, which are filed as Exhibits 99.1 through 99.4 and incorporated herein by reference.

Chardan Capital, LLC (of which Dr. Propper is the CEO and a member) beneficially owns a majority of Linkcon as of July 18, 2008. Dr. Propper believes the Business Combination between the Issuer and Linkcon would enhance the value and overall potential of the Issuer.

The Shareholders have entered into the Voting Agreements to allow Dr. Propper and Chardan Capital to arrange financing for the closing of the Prologue transaction and to provide support for the Business Combination. Therefore, Dr. Propper, directly or indirectly, may take actions under the Voting Agreements or otherwise with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction relating to the Business Combination or any other transaction having that purpose or effect, such as:

(1) the acquisition of additional common shares of the Issuer, or the disposition of common shares of the Issuer;

(2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(3) a sale, lease, license, or transfer of a material amount of assets of the Issuer;

(4) any change in the present board of directors or management of the Issuer, including any plans or proposals to elect new directors, to remove directors, to replace directors, to change the number or terms of directors, or to fill any existing vacancies on the board;

(5) any other material change in the Issuer’s business or corporate structure;

(6) changes in the Issuer’s certificate of incorporation, by-laws or instruments corresponding thereto;

(7) the solicitation of proxies or consents with respect to the foregoing; and/or

(8) any action similar to those enumerated above.

Dr. Propper has previously met with the Board of Directors of the Issuer to discuss his belief in the benefits of a Business Combination. Dr. Propper has informed the Board of the Issuer that Linkcon has acquired or reached agreement on the principal terms of the acquisition or control of: (i) an online multi-language medical website for medical professionals and consumers in the PRC, (ii) a Contract Research Organization (“CRO”) with the right to operate in Hong Kong and Mainland China, (iii) a CRO operating in India, which offers clinical trial, data management and clinical laboratory services to clients worldwide, and (iv) a CRO operating in Argentina, Brazil, Chile, and Peru, which offers clinical trial and data management services to clients worldwide. During these discussions, he outlined his belief that the combination of Linkcon and the Issuer would create a fully integrated, global CRO with a number of significant potential advantages over the Issuer and Linkcon as separate companies, including:

♦	enhanced comprehensive global service offering to customers worldwide;

♦	increased ability to win and execute large Phase III and IV clinical trial contracts;

♦	enhanced profitability resulting from integration and elimination of redundant overhead costs;

♦	lower labor costs in India, China and Latin America relative to those in regions where the Issuer operates;

♦	greater access to key emerging markets in India, China and Latin America;

♦	lower cost of operational services to conduct clinical trials worldwide;

♦	greater ability to recruit patients and enter them into trials more quickly; and

♦	enhanced in-house clinical trial expertise with the addition of recognized international specialists.

There is no definitive, binding agreement between the Issuer and any Shareholder or Linkcon on any aspect of the Business Combination. Dr. Propper cannot provide any assurance that there will ever be any such agreement.

Any future decision of Dr. Propper to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions, and other factors deemed relevant. Dr. Propper reserves the right to change his plans and intentions at any time, as he deems appropriate.

Item 5. Interest in Securities of the Issuer

(a) As a result of the Voting Agreements, Dr. Propper beneficially owns an aggregate of 5,272,270 shares (the "Subject Shares"), aggregating approximately 25.3%, of the Common Stock of the Issuer consisting of:

(i)	641,545 shares owned by Dr. Propper (including 2,500 shares owned by Chardan Capital, LLC), as to which shares Dr. Propper has sole voting and investment power; and
(ii)	4,630,725 shares owned by the Shareholders, as to which shares Dr. Propper has sole voting power (but only with respect to the Business Combination).

The calculation of the foregoing percentage is based on 20,834,004 shares of Encorium Group, Inc. common stock outstanding as of March 31, 2008 as set forth in Encorium Group, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2008.

(b) Following the execution of the Voting Agreements, Dr. Propper may be deemed to have sole power to vote or to direct the vote of the Subject Shares with respect to the Business Combination. However, the Voting Agreements do not give Dr. Propper the right to vote on other matters, such as the election of directors.

Dr. Propper also has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by him and by Chardan Capital, LLC (of which Dr. Propper is the CEO and a member).

(c) The transactions effected by Dr. Propper in the Issuer’s shares during the past 60 days are set forth on Schedule II to this statement.

(d) To the knowledge of Dr. Propper, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Dr. Propper does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer or its subsidiaries other than the Voting Agreements and their shared view of the potential benefits of the Business Combination for the Issuer.

The description of the Voting Agreements in Item 4 of this statement is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

99.1 Voting Agreement with Kai Lindevall

99.2 Voting Agreement with Sven-Erik Nilsson

99.3 Voting Agreement with Kenneth M. Barow

99.4 Voting Agreement with Jan Evert Lilja

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 21, 2008

/s/ Richard D. Propper
Richard D. Propper, M.D.

Schedule I

Shareholders who are Parties to a Voting Agreement with Dr. Propper

Name	Number of Shares

Kai Lindevall	1,535,361

Sven-Erik Nilsson	1,152,998

Kenneth M. Borow, M.D.	790,000

Jan Evert Lilja	1,152,366

Total	4,630,725

Schedule II

Transactions Effected by Dr. Propper in Previous 60 Days

I. Purchases

Date	Number of Shares	Purchase Price per Share or Range of Purchase Prices	Type of Transaction
05/29/08	2,500	$1.441	Open Market
06/02/08	2,000	$1.49	Open Market
06/10/08	2,500	$1.60	Open Market
06/11/08	4,500	$1.655 to $1.73	Open Market
06/12/08	12,700	$1.875 to $2.04	Open Market
06/13/08	7,100	$1.70 to $1.95	Open Market
06/17/08	1,000	$1.72 to $1.75	Open Market
06/30/08	1,500	$1.59 to $1.60	Open Market
07/08/08	2,000	$1.54 to $1.55	Open Market
07/11/08	1,500	$1.479 to $1.48	Open Market

II. Sales

Date	Number of Shares	Range of Sales Prices Per Share	Type of Transaction

05/29/08	10,100	$1.36 to $1.58	Open Market